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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                         ___________________________________

                                     FORM 11-K/A


           [X] ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO
                        SECTION 15(d) OF THE SECURITIES EXCHANGE
                                      ACT OF 1934
                        __________________________________________


                     For the Fiscal Year Ended December 31, 1995

                        Commission file number:    0-25442


                             WILMINGTON TRUST CORPORATION
               (Exact name of registrant as specified in its charter)


                                       Delaware
     __________________________________________________________________________
               (State or jurisdiction of incorporation or organization)



                                     51-0328154
     __________________________________________________________________________
                         (I.R.S. Employer Identification No.)



     Rodney Square North, 1100 North Market Street, Wilmington, DE 19890-0001
     __________________________________________________________________________
                       (Address of Principal Executive Offices)


                                    (302) 651-1000
     __________________________________________________________________________
                 (Registrant's telephone number, including area code)



                      1991 Long-Term Incentive Stock Option Plan
                      1988 Long-Term Incentive Stock Option Plan
                           1983 Employee Stock Option Plan
                                 Thrift Savings Plan
                                (Full title of plans)
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     1.    The 1991 Long-Term  Incentive Stock Option  Plan, the  1988 Long-Term
           Incentive Stock Option Plan and the  1983 Employee Stock Option  Plan
           afford   staff  members  the   opportunity  to  acquire    shares  of
           Wilmington  Trust  Corporation's stock.    The  Thrift  Savings  Plan
           affords staff members the opportunity to acquire from time to time shares of Wilmington Trust Corporation's stock, as well as interests in funds which purchase a variety of investments that may change from time to time. These include United States Treasury notes, debt instruments and stocks of new and established companies. A list of the names and addresses of those funds as of December 31, 1995 is set forth on Schedule A attached hereto and made a part hereof.

     2.    (a)    No  financial statements are required to be filed for the 1991
                  Long-Term  Incentive Stock  Option  Plan,  the 1988  Long-Term
                  Incentive Stock  Option Plan  or the  1983 Stock Option  Plan,
                  since only the underlying  shares of common stock issued under those plans  were registered under the  Registration Statement
                  on   Form  S-8  filed  on  behalf  of  those  plans  with  the
                  Securities and Exchange Commission on October 31, 1991.

           (b) The financial statements required to be filed for the Thrift Savings Plan, which qualifies under the Employee Retirement Income Security Act of 1974 ("ERISA"), are attached hereto as
                  Exhibit 1.

           (c) The written consent of the accountant with respect to the financial statements for the Thrift Savings Plan is attached hereto as Exhibit 2.
























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                                     SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals, who administer the 1991 Long-Term Incentive Stock Option Plan, the 1988 Long-Term Incentive Stock Option Plan, the 1983 Stock Option Plan and the Thrift Savings Plan, as indicated below, have signed this Form 11-K/A as of June 27, 1996.

                                           /s/ Robert J. Christian
                                           ------------------------------(SEAL)
                                           Robert J. Christian
                                           Member of Thrift Savings Plan
                                           Committee


                                           /s/ Richard R. Collins
                                           ------------------------------(SEAL)
                                           Richard R. Collins
                                           Member of Compensation Committee of
                                           Board of Directors


                                           /s/ Charles S. Crompton, Jr.
                                           ------------------------------(SEAL)
                                           Charles S. Crompton, Jr.
                                           Member of Compensation Committee of
                                           Board of Directors


                                           /s/ William J. Farrell, II
                                           ------------------------------(SEAL)
                                           William J. Farrell, II
                                           Member of Thrift Savings Plan
                                           Committee


                                           /s/ Robert C. Forney
                                           ------------------------------(SEAL)
                                           Robert C. Forney
                                           Member of Compensation Committee of
                                           Board of Directors


                                           /s/ David R. Gibson
                                           ------------------------------(SEAL)
                                           David R. Gibson
                                           Member of Thrift Savings Plan
                                           Committee




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                                           /s/ Robert V. A. Harra, Jr.
                                           ------------------------------(SEAL)
                                           Robert V. A. Harra, Jr.
                                           Member of Thrift Savings Plan
                                           Committee



                                           /s/ Joseph M. Jacobs, Jr.
                                           ------------------------------(SEAL)
                                           Joseph M. Jacobs, Jr.
                                           Member of Thrift Savings Plan
                                           Committee



                                           /s/ John H. Kipp
                                           ------------------------------(SEAL)
                                           John H. Kipp
                                           Member of Thrift Savings Plan
                                           Committee


                                           /s/ Hugh E. Miller
                                           ------------------------------(SEAL)
                                           Hugh E. Miller
                                           Member of Compensation Committee of
                                           Board of Directors



                                           /s/ Stacey J. Mobley
                                           ------------------------------(SEAL)
                                           Stacey J. Mobley
                                           Member of Compensation Committee of
                                           Board of Directors


                                           /s/ P. M. Snyder, Jr.
                                           ------------------------------(SEAL)
                                           P. M. Snyder, Jr.
                                           Member of Thrift Savings Plan
                                           Committee










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                                     SCHEDULE A































                                        - 5 -
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                    1.  Strategic Bond Fund
                        Wilmington Trust Company
                        1100 North Market Street
                        Wilmington, DE  19890

                    2.  Value Stock Fund
                        Wilmington Trust Company
                        1100 North Market Street
                        Wilmington, DE  19890

                    3.  Fixed Income Fund
                        Wilmington Trust Company
                        1100 North Market Street
                        Wilmington, DE  19890

                    4.  Growth Stock Fund
                        Wilmington Trust Company
                        1100 North Market Street
                        Wilmington, DE  19890

                    5.  Money Market Fund
                        Wilmington Trust Company
                        1100 North Market Street
                        Wilmington, DE  19890

                    6.  Small Cap Stock Fund
                        Wilmington Trust Company
                        1100 North Market Street
                        Wilmington, DE  19890

                    7.  US Government Fund
                        Wilmington Trust Company
                        1100 North Market Street
                        Wilmington, DE  19890

                    8.  International Stock Fund
                        Wilmington Trust Company
                        1100 North Market Street
                        Wilmington, DE  19890

                    9.  Bank Common Stock Fund
                        Wilmington Trust Company
                        1100 North Market Street
                        Wilmington, DE  19890









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                                    EXHIBIT INDEX
                                    -------------



       Exhibit Number      Exhibit
       --------------      -------


             99.1          Financial statements

             99.2          Consent of independent auditors









































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